Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

Interim Results Announcement for the Six Months Ended June 30, 2021

XPeng Inc. (“XPeng” or the “Company”, Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited financial results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2021 (the “Reporting Period”).

 OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

•	Deliveries of vehicles reached 30,738 in the six months ended June 30, 2021, representing an increase of 459% from 5,499 in the six months ended June 30, 2020.

•	Deliveries of the P7 were 19,496 in the six months ended June 30, 2021. XPeng started mass delivery of the P7 in late June 2020.

•	Among the total P7s delivered as of the six months ended June 30, 2021, 97% can support XPILOT 2.5 or XPILOT 3.0.

•	As of June 30, 2021, XPeng’s physical sales and service network consisted of a total of 200 stores and 64 service centers, covering 74 cities.

•	As of June 30, 2021, XPeng-branded super charging stations expanded to 231, covering 65 cities.

•	Total revenues were RMB6,712.2 million (US$1,039.6 million) for the six months ended June 30, 2021, representing an increase of 569.3% from RMB1,002.9 million for the six months ended June 30, 2020.

•

Revenues from vehicle sales were RMB6,394.7 million (US$990.4 million) for the six months ended June 30, 2021, representing an increase of 600.2% from RMB913.3 million for the six months ended June 30, 2020.

*	For identification purpose only

•	Gross margin was 11.6% for the six months ended June 30, 2021, compared with negative 3.6% for the six months ended June 30, 2020.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 10.6% for the six months ended June 30, 2021, compared with negative 5.5% for the six months ended June 30, 2020.

•

Net loss was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB795.8 million for the six months ended June 30, 2020. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB2,076.5 million for the six months ended June 30, 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB2.49 (US$0.39) and basic and diluted net loss per ordinary share were both RMB1.25 (US$0.19) for the six months ended June 30, 2021.

•

Non-GAAP basic and diluted net loss per ADS were both RMB2.26 (US$0.35) and non- GAAP basic and diluted net loss per ordinary share were both RMB1.13 (US$0.17) for the six months ended June 30, 2021. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB32,871.2 million (US$5,091.1 million) as of June 30, 2021.

MANAGEMENT QUOTES

“We delivered another record-breaking quarter with new highs recorded in several key metrics, underscoring an accelerated growth trajectory powered by our full-stack in-house technology capability,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “Notably, deliveries for the first half of 2021 exceeded the total deliveries for the full year 2020, reaching 30,738, a 459% increase year-over-year.”

“As EV adoption in China and around the world begins to soar, we are excited to lead in this unprecedented disruption opportunity with our outstanding vehicles and fast, seamless iterations of new technologies that are shaping the mobility experience of the future.” Mr. He added.

“Our outstanding second quarter 2021 results reflect XPeng’s leadership in China’s booming Smart EV industry where we continue to introduce innovative technology, differentiated products and premium services,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “Fueled by strong delivery performance, our second quarter 2021 revenues grew 536.7% compared with the same period of 2020. We also witnessed further improvement in our profitability. In particular, our gross margin continued its upward trend and reached 11.9% in the quarter.” Dr. Gu concluded.

RECENT DEVELOPMENTS

Dual-primary Listing in Hong Kong

On July 7, 2021 (the “Listing Date”), XPeng successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). The Company issued a total of 97,083,300 Class A ordinary shares in the global offering. Net proceeds from the global offering, after deducting underwriting discounts and commissions, including the over-allotment option, were approximately HK$15,823 million, which will be used in accordance with the use of proceeds as disclosed in the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021 (the “Prospectus”). Since the Listing Date and as at the date of this announcement, the Company has not utilized any net proceeds from the Listing. For details of the use of proceeds, please refer to the 2021 interim report of the Company to be published in due course.

Deliveries in July 2021

Total Smart EV deliveries of XPeng reached 8,040 in July 2021, representing a 228% increase year- over-year. The July deliveries consisted of 6,054 P7s, XPeng’s smart sports sedan, and 1,986 G3s, XPeng’s compact smart sport utility vehicle (“SUV”). As of July 31, 2021, year-to-date deliveries reached 38,778, representing a 388% increase year-over-year.

Launch of G3i

In July 2021, the Company launched the G3i SUV, the new mid-cycle facelift version of the G3, with deliveries expected to start in September this year. Incorporating the P7’s proven family design language, coupled with a brand-new look, the G3i is equipped with an intelligent in-car operating system and a powerful advanced driver-assistance system.

The Pre-sales for P5

In July 2021, XPeng commenced pre-sales for its third mass-produced model, P5 the smart family sedan, which is expected to be the world’s first mass-produced light detection and ranging (LIDAR) equipped Smart EV. The P5 will officially be launched in China in September 2021 with deliveries starting in the fourth quarter of 2021. The P5 will be equipped with advanced driver-assistance system features powered by XPeng’s full-stack in-house developed XPILOT 3.5 advanced driver- assistance system, which will extend the Navigation Guided Pilot (NGP) function for highways and expressways to include major urban roads, traffic intersections and other complex city driving scenarios.

Release of Valet Parking Assist (VPA)

In June 2021, XPeng rolled out Valet Parking Assist, one of the most advanced automated parking function in the Chinese market, which memorizes locations and layouts of frequently used parking spots and enables advanced driver-assistance system for such parking lots.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

Total revenues were RMB6,712.2 million (US$1,039.6 million) for the six months ended June 30, 2021, representing an increase of 569.3% from RMB1,002.9 million for the six months ended June 30, 2020.

Revenues from vehicle sales were RMB6,394.7 million (US$990.4 million) for the six months ended June 30, 2021, representing an increase of 600.2% from RMB913.3 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to higher vehicle sales especially for the P7, which started mass delivery in late June 2020.

Revenues from services and others were RMB317.5 million (US$49.2 million) for the six months ended June 30, 2021, representing an increase of 254.4% from RMB89.6 million for the six months ended June 30, 2020. The year-over-year increase was mainly attributed to more income from services, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB5,933.8 million (US$919.0 million) for the six months ended June 30, 2021, representing an increase of 471.1% from RMB1,039.0 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to the increase of vehicle deliveries as described above.

Gross margin was 11.6% for the six months ended June 30, 2021, compared with negative 3.6% for the six months ended June 30, 2020.

Vehicle margin was 10.6% for the six months ended June 30, 2021, compared with negative 5.5% for the six months ended June 30, 2020. The improvement was primarily attributable to expansion of product portfolio, favorable material cost reduction and revenue recognition of XPILOT software sales.

Research and development expenses were RMB1,398.6 million (US$216.6 million) for the six months ended June 30, 2021, representing an increase of 121.8% from RMB630.6 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher development expenses relating to vehicles and related software technologies.

Selling, general and administrative expenses were RMB1,751.6 million (US$271.3 million) for the six months ended June 30, 2021, representing an increase of 119.2% from RMB799.0 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales.

Loss from operations was RMB2,347.1 million (US$363.5 million) for the six months ended June 30, 2021, compared with RMB1,428.4 million for the six months ended June 30, 2020. The higher year-over-year loss was mainly attributable to higher operating expenses as described above.

Non-GAAP loss from operations, which was defined as loss from operations excluding share- based compensation expenses, was RMB2,158.7 million (US$334.3 million) for the six months ended June 30, 2021, compared with RMB1,428.4 million for the six months ended June 30, 2020.

Net loss was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB795.8 million for the six months ended June 30, 2020.

Non-GAAP net loss, which was defined as net loss excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

Net loss attributable to ordinary shareholders of XPeng was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB2,076.5 million for the six months ended June 30, 2020.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which is defined as net loss attributable to ordinary shareholders of XPeng excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

Basic and diluted net loss per ADS were both RMB2.49 (US$0.39) and basic and diluted net loss per ordinary share were both RMB1.25 (US$0.19) for the six months ended June 30, 2021, compared with RMB11.45 per ADS and RMB5.72 per ordinary share for the six months ended June 30, 2020.

Non-GAAP basic and diluted net loss per ADS, which were defined as non-GAAP net loss attributable to ordinary shareholders of XPeng divided by weighted average number of shares used in calculating basic and diluted net loss per ADS were both RMB2.26 (US$0.35) and non- GAAP basic and diluted net loss per ordinary share, which were defined as non-GAAP net loss attributable to ordinary shareholders of XPeng divided by weighted average number of shares used in calculating basic and diluted net loss per ordinary share were both RMB1.13 (US$0.17) for the six months ended June 30, 2021, compared with RMB7.80 per ADS and RMB3.90 per ordinary share for the six months ended June 30, 2020.

Balance Sheets

As of June 30, 2021, the Group had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB32,871.2 million (US$5,091.1 million), compared to RMB35,342.1 million as of December 31, 2020.

BUSINESS OUTLOOK

For the third quarter of 2021, the Group expects:

•	Deliveries of vehicles to be between 21,500 and 22,500 vehicles, representing a year-over-year increase of approximately 150.6% to 162.3%.

•	Total revenues to be between RMB4.8 billion and RMB5.0 billion, representing a year-over- year increase of approximately 141.2% to 151.3%.

The above outlook is based on the current market conditions and reflects the Group’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1,981.1 million and RMB795.8 million for the six months ended June 30, 2021 and 2020, respectively. Accumulated deficit amounted to RMB13,303.6 million as of June 30, 2021. Net cash used in operating activities was approximately RMB2,562.5 million and RMB1,212.7 million for the six months ended June 30, 2021 and 2020, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In August and December 2020, with the completion of its initial public offering and follow-on offering on NYSE, the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of RMB11,409.2 million and RMB15,980.2 million, respectively.

On July 7, 2021, the Class A ordinary share of the Company was listed on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 97,083,300 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$165 per class A ordinary share. Net proceeds from the listing, after deducting the underwriting fees and commissions, including the over-allotment option, were approximately HK$15,823.3 million.

As of June 30, 2021, the balance of cash and cash equivalents, restricted cash, excluding RMB8.5 million (December 31, 2020: RMB35.6 million) restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments and long-term deposits was RMB32,862.7 million (December 31, 2020: RMB35,306.6 million).

2	Interest-bearing bank and other borrowings

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600.0 million from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800.0 million out of the RMB1,600.0 million borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800.0 million was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2021, the effective interest rate of the RMB800.0 million loans from Zhaoqing High-tech Zone and the RMB800.0 million bank loans is 4.90% and 4.98% per annum, respectively. As of June 30, 2021, the principal amount of RMB4.0 million was repaid in advance. As of June 30, 2021, all of the bank loans and other borrowings of the Group were denominated in RMB and were at fixed interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3	Pledge of assets

As of June 30, 2021, the Group pledged a restricted deposit of RMB1,147.2 million (December 31, 2020: RMB2,332.1 million) for the issuance of letter of guarantee, bank notes, forward exchange contracts and legal disputes. Certain manufacturing buildings of Zhaoqing plant with a total appraised value of RMB351.5 million (December 31, 2020: RMB1,206.4 million) were secured for the long-term bank loan.

4	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long- term borrowings which are all interest-bearing borrowings. As of June 30, 2021, the gearing ratio of the Group is 4.9% (December 31, 2020: 5.3%).

5	Material investments

For the six months ended June 30, 2021, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2021).

As of June 30, 2021, the Group did not have other plans for material investments and capital assets.

6	Capital commitments and capital expenditure

The Group had capital commitments amounting to RMB739.9 million for the acquisition of property, plant and equipment as of June 30, 2021, which was primarily for Guangzhou and Zhaoqing plants.

7	Contingent liabilities

As of June 30, 2021, the Group did not have any material contingent liabilities.

8	Material acquisitions and disposals

On May 20, 2021, the Group entered into a restructuring agreement to acquire 100% of the equity interest of Jiangsu Zhitu Technology Co., Ltd.* (江蘇智途科技股份有限公司, 832282. NEEQ) with cash consideration of RMB250 million (the “Zhitu Acquisition”). Closing of the Zhitu Acquisition occurred on June 23, 2021.

9	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group believes that it currently does not have any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2021, the Group did not hold any financial instruments for hedging purposes.

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage the interest risk exposure. The Group may invest the net proceeds from the Listing on the Hong Kong Stock Exchange in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk.

10	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2021:

Function	Number of Employees
Research and development	3,091
Sales and marketing	3,447
Manufacturing	988
General and administration	77
Operation	320

Total	7,923

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

Other than the Class A ordinary shares issued in connection with the Listing, during the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

Subsequent to the Reporting Period, on July 19, 2021, the 12,083,300 Class A ordinary shares were issued pursuant to partial exercise of the over-allotment option as disclosed in the announcement of the Company dated July 14, 2021.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision A.2.1 of the CG Code as set out in Appendix 14 of the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with code for securities transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to the date of this announcement.

Grant of RSUs pursuant to the 2019 Equity Incentive Plan

In order to attract and retain the services of talents and to incentivize the employees, the Company may grant restricted share units (“RSUs”) to employees when they first joined the Company in accordance with the terms of the 2019 Equity Incentive Plan. Accordingly, during the second quarter of 2021, the Company entered into employment agreements with, and proposed to grant RSUs to, 820 newly-joined employees who are not connected persons (as defined under the Listing Rules) of the Company. The respective employment agreements provided that (i) the Company shall grant to the relevant employee such number of RSUs with a value of a fixed monetary amount on the next grant date; and (ii) the exact number of RSUs to be granted will be determined by dividing such fixed monetary amount by the average closing price of the ADSs of the Company for the quarter immediately before the date of grant.

On July 7, 2021, pursuant to such employment agreements, the Company signed grant letters to record the grant of an aggregate of 3,050,798 RSUs to the employees (the “Grants”) pursuant to the 2019 Equity Incentive Plan, the material terms and the dilutive effect of which have been disclosed in the Prospectus. The vesting schedules are either (i) 25% of RSUs shall become vested on each anniversary of the vesting commencement date (being July 1, 2021) for a period of four years; or (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in 12 equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. The only vesting condition for such RSUs is that the relevant employee shall provide continued services to the Company throughout the relevant vesting date. The number of Class A ordinary shares underlying such RSUs represents approximately 0.18% of the issued shares of the Company as at the Listing Date. Based on the average closing price of the ADSs of the Company for the second quarter of 2021 of US$34.0816 per ADS (each ADS representing two Class A ordinary shares), the aggregate value of the RSUs granted pursuant to such grant letters amounted to approximately US$52.0 million.

As the grant letters were signed by the Company on the Listing Date, the Grants fall within the restriction under Rule 10.08 of the Listing Rules, which provides that no further shares or securities convertible into equity securities of a listed issuer (whether or not of a class already listed) may be issued or form the subject of any agreement to such an issue within 6 months from the date on which securities of the listed issuer first commence dealing on the Hong Kong Stock Exchange (whether or not such issue of shares or securities will be completed within 6 months from the commencement of dealing). The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 10.08 of the Listing Rules so that the Company can make the Grants for the following key reasons:

1.	the Grants were made pursuant to employment agreements entered into before the Listing Date;

2.	the number of RSUs under the Grants are not significant and would not have material impact on the shareholders’ respective shareholdings in the Company;

3.

the purpose of the Grants was to attract and incentivize the Company’s employees and not for the Company to raise funds. Accordingly, the shareholders will not be called for additional funding within the six months after the Listing Date; and

4.

the Company’s controlling shareholders as disclosed in the Prospectus have demonstrated their commitment in the Company by the fact that they had not disposed of any of the Company’s Class A ordinary shares since the Company’s listing on the NYSE in 2020 and they would remain as controlling shareholders of the Company for the first twelve months of the Company’s listing on the Hong Kong Stock Exchange in accordance with Rule 10.07 of the Listing Rules.

As at the date of this announcement, the aggregate number of RSUs that may be further granted under the 2019 Equity Incentive Plan is 58,788,396 (without taking into consideration any RSUs which have been granted but may lapse after the date hereof before the vesting date).

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2021 and up to the date of this announcement.

Review of interim unaudited condensed consolidated financial statements

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2021 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2021 have also been reviewed by the audit committee of the Company.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2021.

Publication of interim results and interim report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://www.xiaopeng.com. The 2021 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/ electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “unaudited interim reconciliations of GAAP and Non-GAAP results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, August 31, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2021 RMB	2020 RMB
Revenues
Vehicle sales	3	6,394,711	913,269
Services and others	3	317,494	89,581

Total revenues	3	6,712,205	1,002,850

Cost of sales
Vehicle sales		(5,717,297)	(963,136)
Services and others		(216,487)	(75,830)

Total cost of sales		(5,933,784)	(1,038,966)

Gross profit (loss)		778,421	(36,116)

Operating expenses
Research and development expenses		(1,398,638)	(630,578)
Selling, general and administrative expenses		(1,751,588)	(798,974)

Total operating expenses		(3,150,226)	(1,429,552)

Other income		24,707	37,293

Loss from operations		(2,347,098)	(1,428,375)

Interest income		285,131	20,953
Interest expenses		(25,148)	(15,954)
Fair value gain on derivative assets or derivative liabilities		75,982	618,442
Other non-operating income, net		30,003	9,131

Loss before income tax expenses		(1,981,130)	(795,803)

Income tax expenses	4	—	—

Net loss		(1,981,130)	(795,803)
Accretion on Preferred Shares to redemption value		—	(1,280,737)

Net loss attributable to ordinary shareholders of XPeng Inc.		(1,981,130)	(2,076,540)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2021	2020
		RMB	RMB
Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,589,568,703	362,747,375
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(1.25)	(5.72)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		794,784,352	181,373,688
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(2.49)	(11.45)
Net loss		(1,981,130)	(795,803)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(323,031)	(15,399)

Total comprehensive loss attributable to XPeng Inc.		(2,304,161)	(811,202)

Accretion on Preferred Shares to redemption value		—	(1,280,737)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,304,161)	(2,091,939)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2021 RMB	As of December 31, 2020 RMB
		(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		15,444,912	29,209,388
Restricted cash		1,147,234	2,332,145
Short-term deposits		13,159,653	979,897
Short-term investments		902,826	2,820,711
Accounts receivable, net	6	1,649,601	1,128,892
Current portion of finance lease receivables, net		430,542	156,069
Inventory		2,121,072	1,343,025
Amounts due from related parties		3,208	682
Prepayments and other current assets		1,933,471	1,603,286
Derivative assets		3,360	105,183

Total current assets		36,795,879	39,679,278

Non-current assets
Long-term deposits		2,216,579	—
Property, plant and equipment, net		3,738,809	3,081,502
Right-of-use assets		823,011	461,184
Intangible assets, net		858,027	607,781
Land use rights, net		380,306	249,934
Finance lease receivables, net		1,031,812	397,467
Other non-current assets		406,313	228,633
Long-term investments		44,829	1,000

Total non-current assets		9,499,686	5,027,501

Total assets		46,295,565	44,706,779

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2021 RMB	As of December 31, 2020 RMB
		(Unaudited)	(Audited)
LIABILITIES
Current liabilities
Short-term borrowings		—	127,900
Accounts and notes payable	7	6,457,246	5,111,745
Amounts due to related parties		16,595	12,062
Current portion of lease liabilities		218,189	119,565
Current portion of deferred revenue		202,326	163,617
Current portion of long-term borrowings		—	45,000
Accruals and other liabilities		2,611,787	2,256,165
Income taxes payable		—	1,209

Total current liabilities		9,506,143	7,837,263

Non-current liabilities
Long-term borrowings		1,596,000	1,645,000
Lease liabilities		582,533	352,501
Deferred revenue		287,213	144,767
Other non-current liabilities		2,009,599	297,439

Total non-current liabilities		4,475,345	2,439,707

Total liabilities		13,981,488	10,276,970

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
	Note	2021	2020
		RMB	RMB
		(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 8,850,000,000 shares authorized, 1,005,616,526 and 971,341,066 shares issued, 984,652,856 and 928,296,786 shares outstanding as of June 30, 2021 and December 31, 2020, respectively)		67	63
Class B Ordinary shares (US$0.00001 par value, 750,000,000 shares authorized, 429,846,136 and 429,846,136 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)		26	26
Class C Ordinary shares (US$0.00001 par value, 400,000,000 shares authorized, 178,618,464 and 178,618,464 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)		12	12
Additional paid-in capital		46,670,937	46,482,512
Accumulated deficit		(13,303,553)	(11,322,423)
Accumulated other comprehensive loss		(1,053,412)	(730,381)

Total shareholders’ equity		32,314,077	34,429,809

Total liabilities and shareholders’ equity		46,295,565	44,706,779

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018. The Group manufactures G3 through strategic collaboration with a third-party vehicle’s manufacturer. The Group delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. The Group manufactures P7 through its own manufacturing plant in Zhaoqing. As of June 30, 2021, its primary operations are conducted in the People’s Republic of China (“PRC”).

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2021, results of operations and cash flows for the six months ended June 30, 2021 and 2020. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2020. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended
	June 30,
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Vehicle sales
— At a point in time	6,394,711	913,269
Services and others
— At a point in time	201,954	46,123
— Over time	115,540	43,458

Total	6,712,205	1,002,850

4.	Taxation

Income taxes

Current and deferred income tax expenses for the six months ended 30 June, 2021 and 2020 were nil.

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2021 and 2020 as follows:

	For the Six Months Ended June 30,
	2021 RMB’000 (Unaudited)	2020 RMB’000 (Unaudited)
Numerator:
Net loss	(1,981,130)	(795,803)
Accretion on Preferred Shares to redemption value	—	(1,280,737)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,981,130)	(2,076,540)

	For the Six Months Ended June 30,
	2021 RMB’000 (Unaudited)	2020 RMB’000 (Unaudited)
Denominator:
Weighted average number of ordinary shares outstanding — basic and diluted	1,589,568,703	362,747,375

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(1.25)	(5.72)

For the six months ended June 30, 2021 and 2020, the Company had potential ordinary shares, including non-vested RSUs and restricted shares granted and Preferred Shares. As the Group incurred losses for the six months ended June 30, 2021 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 47,316,892 as of June 30, 2021 and 549,710 as of June 30, 2020. The weighted-average numbers of non-vested restricted shares excluded from the calculation of diluted net loss per share of the Company were nil as of June 30, 2021 and 290,825 as of June 30, 2020. Preferred Shares to be converted into ordinary shares were nil as of June 30, 2021 and 578,955,379 as of June 30, 2020 on a weighted average basis.

6.	Accounts Receivable, net

Accounts receivable consisted of the following:

	As of June 30, 2021 RMB’000 (Unaudited)	As of December 31, 2020 RMB’000
Accounts receivable, gross	1,658,730	1,136,305
Allowance for doubtful accounts	(9,129)	(7,413)

Accounts receivable, net	1,649,601	1,128,892

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis based on the relevant invoice dates is as follows:

	As of June 30, 2021 RMB’000 (Unaudited)	As of December 31, 2020 RMB’000
0–3 months	321,695	317,399
3–6 months	236,892	233,051
6–12 months	515,842	93,151
Over 1 year	584,301	492,704

Accounts receivable, gross	1,658,730	1,136,305

7.	Accounts and Notes Payable

	As of June 30, 2021 RMB’000 (Unaudited)	As of December 31, 2020 RMB’000
Accounts payable	3,222,292	2,502,210
Notes payable	3,234,954	2,609,535

Total	6,457,246	5,111,745

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of June 30, 2021 RMB’000 (Unaudited)	As of December 31, 2020 RMB’000
0–3 months	2,540,230	2,265,024
3–6 months	564,679	159,913
6–12 months	72,977	33,295
Over 1 year	44,406	43,978

Total	3,222,292	2,502,210

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2021 RMB’000 (Unaudited)	As of December 31, 2020 RMB’000
0–3 months	1,787,073	1,466,567
3–6 months	1,441,916	1,142,968
6–12 months	5,965	—

Total	3,234,954	2,609,535

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND

NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021 RMB	2020 RMB
	(Unaudited)	(Unaudited)
Loss from operations	(2,347,098)	(1,428,375)
Share-based compensation expenses	188,429	—

Non-GAAP loss from operations	(2,158,669)	(1,428,375)

Net loss	(1,981,130)	(795,803)
Fair value gain of convertible redeemable preferred shares	—	(618,442)
Share-based compensation expenses	188,429	—

Non-GAAP net loss	(1,792,701)	(1,414,245)

Net loss attributable to ordinary shareholders	(1,981,130)	(2,076,540)
Fair value gain of convertible redeemable preferred shares	—	(618,442)
Share-based compensation expenses	188,429	—
Accretion on Preferred Shares to redemption value	—	1,280,737

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,792,701)	(1,414,245)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,589,568,703	362,747,375
Non-GAAP net loss per ordinary share
Basic and diluted	(1.13)	(3.90)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	794,784,352	181,373,688
Non-GAAP net loss per ADS
Basic and diluted	(2.26)	(7.80)